

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 1, 2016

Mr. Nathan D. Briggs, Esq.
Ropes & Gray LLP
2099 Pennsylvania Avenue, NW
Washington, D.C. 20006-6807

> Re: **PIMCO Flexible Credit Income Fund**
> File Nos. 333-214419 and 811-23211

Dear Mr. Briggs:

On November 3, 2016, you filed a registration statement on Form N-2 for PIMCO Flexible Credit Income Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS

Cover page

1. The second paragraph (Investment Objectives) states that the Fund "seeks to provide attractive risk-adjusted returns as a primary objective and seeks current income as a secondary objective." Inasmuch as the Fund's name includes the word "income", please revise the investment objective to emphasize the achievement of current income. *See* Frequently Asked Questions about Rule 35d-1 (Investment Company Names), question no. 9.

2. In the third paragraph (Investment Strategy), please prominently disclose that the Fund may originate loans, securitize the loans it originates, and invest in alternative lending-related securities, such as whole or fractional loans on an alternative lending platform.

3. The second sentence of the fourth paragraph (Portfolio Contents) states that the Fund may invest up to 40% of its assets in emerging market issuers and that this limit does not apply to "investment grade sovereign debt . . . with less than one year remaining to maturity". Since this sentence indicates that the Fund can invest without limit in emerging market issuers, please revise this sentence to state that there is no limit on the Fund's investments in

emerging market issuers and then to state which type of emerging market issuer is limited to 40% of the Fund's total assets.

Prospectus Summary — Investment Objectives and Strategies — Investment Objectives (pages 1 - 2)

4. The first sentence of the second paragraph states that the Fund will invest in, among other things, convertible securities. If the Fund expects to invest in contingent convertible securities ("CoCos"), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (*e.g.*, credit quality, conversion triggers). If CoCos will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Fund intends to invest in CoCos and the amount the Fund intends to invest. If the Fund intends to invest in CoCos, please explain to us whether CoCos will count towards satisfying the Fund's 80% policy.

Prospectus Summary — Investment Objectives and Strategies — Portfolio Management Strategies (pages 2 – 4)

5. On page 3, the second sentence of the first full paragraph sets forth the types of debt instruments in which the Fund will invest for purposes of its 80% policy. The disclosure sets forth numerous types of investments. Please review this disclosure and confirm to us that it includes only the types of investments in which the Fund will *principally* invest. *See* Item 8.2.b.(1) of Form N-2. *See also* Item 8.4. of Form N-2 and Instruction a. thereto.

6. On page 4, the second to last sentence of the first paragraph indicates that the Fund may engage in short sales. Please confirm to us that the fee table includes, as an expense, an estimate of the interest and dividend expenses paid on the Fund's short sale transactions. *See* AICPA Audit and Accounting Guide: Investment Companies ¶ 7.116 (May 1, 2016).

7. On page 4, the last sentence of the first paragraph states that "[f]or purposes of the Fund's 80% policy, the Fund generally values its derivative instruments based on their market value." Please revise this sentence to remove the word "generally". *See* Rule 35d-1(a)(2)(i). *See also* Section 2(a)(41) of the Investment Company Act of 1940 ("1940 Act").

8. On page 4, the second sentence of the third paragraph states that the Fund may purchase "alternative lending-related securities," such as whole or fractional loans, on an alternative lending platform. Please disclose any upper limit on the Fund's investments in alternative lending-related securities. We may have more comments after reviewing your response.

Prospectus Summary — Investment Manager (page 5)

9. The second sentence states that "Dan Ivascyn, Alfred Murata and Eve Tournier are primarily responsible for the day-to-day management of the Fund." Please clarify the roles that the portfolio managers play in managing the Fund's portfolio. For example, please disclose whether one individual serves as a lead portfolio manager or whether all of the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund. *See* Instruction to Item 9.1.c. of Form N-2.

Prospectus Summary — Principal Risks of the Fund

10. The disclosure in this section sets forth 65 principal risks. Please review this risk disclosure and limit it so that it only includes the Fund's *principal* risks. *See* Item 8.3.(a) of Form N-2.

Prospectus Summary — Principal Risks of the Fund — Loan Origination Risk (page 14)

11. Please disclose the following with respect to loans originated by the Fund. We may have more comments after reviewing your response.

    a. Any limits on loan origination by the Fund, including a description of any limits imposed by the Fund's fundamental investment restrictions that the Fund may not make loans except as permitted by the 1940 Act (as disclosed on page 78 of the Statement of Additional Information);

    b. Description of overall loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower;

    c. Description of Fund's underwriting standards for these loans;

    d. Whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and

    e. Whether the Fund will set up its own online lending platform to originate these loans.

12. Please add disclosure to this risk factor that, when the Fund originates loans, it will be subject to the credit risk of borrowers.

13. Please disclose any limits on the amount of loans the Fund may originate to issuers in the same industry (*e.g.*, no more than 25% of the Fund's assets).

14. The fifth sentence of the first paragraph states that the Fund will be responsible for expenses associated with originating a loan. Please confirm to us that these expenses are reflected in the fee table.

15. Please disclose the Fund's procedures for valuing such loans, including the following. We may have more comments after reviewing your response.

    a. What factors does the Fund consider when valuing the loans?

b. How are factors incorporated in the Fund's valuation methodology?

c. Does the Fund rely on third party pricing services to value the loans? If so, what is the pricing services' methodology to determine prices?

d. How does the Fund adjust the fair value of the loans to reflect changes in interest rates, spread levels and other market conditions?

e. Confirm that valuation is determined on an individual loan basis and not on a pool of loans basis (even if the loans are pooled into Securitized Vehicles).

f. To what extent are reliable market quotations available to determine fair value?

Prospectus Summary — Principal Risks of the Fund — Securitization Risk (page 14)

16. The first sentence states that the Fund may securitize its assets, including loans it has originated through a special purpose vehicle such as a wholly owned subsidiary. Please disclose in greater detail how the Fund may securitize assets, including the types of assets it may securitize, the types of vehicles the Fund will use to do so (including whether or not all such vehicles will be wholly-owned subsidiaries of the Fund), the types of securities the vehicles will issue (*e.g.*, debt, equity), how the vehicles will issue securities (*e.g.*, in private placements), and what recourse debt holders will have against the Fund's assets. We may have more comments after reviewing your response.

17. Please explain to us whether the sale of interests by a securitized vehicle involves the issuance of a senior security by the Fund. If so, please explain to us how this issuance would comply with Sections 18(a)(1) and 18(c) of the 1940 Act. We may have more comments after reviewing your response.

18. Please confirm to us that the financial statements of the Securitized Vehicles will be consolidated with the Fund.

19. Please provide the following disclosure with respect to any Securitized Vehicles that are wholly owned subsidiaries of the Fund.

a. Disclose that the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Securitized Vehicle.

b. Disclose that each collateral manager to the Securitized Vehicle will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that the management agreement between the Securitized Vehicle and the manager will be filed as an exhibit to the registration statement. Please also confirm that the collateral manager will be identified as an investment adviser to the Fund. *See* Item 9.1.(b) of Form N-2.

    c. Disclose that each Securitized Vehicle will comply with the 1940 Act provisions related to affiliated transactions and custody (Section 17). Please identify the custodian for the Securitized Vehicle.

    d. Disclose any of the Securitized Vehicles' principal strategies or risks that constitute principal strategies or risks of the Fund. The principal strategies and risks of the Fund should reflect aggregate operations of the Fund and the Securitized Vehicle.

    e. Confirm to us that the management fee (including any performance fees) paid to any collateral manager of the Securitized Vehicle will be included in the Management Fee line item in the fee table and the other expenses of the Securitized Vehicle will be included in the Other Expenses line item in the fee table.

    f. Confirm to us that the Securitized Vehicles will be organized in the United States. Alternatively, confirm to us that the Securitized Vehicle and any board of directors it has will agree to designate an agent for service of process in the United States and the Securitized Vehicle and any board of directors will agree to inspection by the staff of the Securitized Vehicle's books and records. Confirm to us that these books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Summary of Fund Expenses (pages 32 - 33)

20. Footnote 5 states that the expense limitation agreement renews annually for a full year unless terminated by PIMCO upon at least 30 days notice prior to the end of the contract term. Since PIMCO has the ability to terminate this agreement prior to the end of the one year contract term, the agreement may not extend for a full year from the effective date of the registration statement. Therefore, please move all disclosure regarding the expense limitation agreement out of the fee table to another location in the prospectus.

21. The last sentence of footnote 5 to the fee table states that "PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided organizational expenses and pro rata Trustees' fees plus such recoupment do not exceed the Expense Limit." Please revise this sentence to clarify that PIMCO may only recoup these waivers and reimbursements for a period not exceeding three years *from the specific time the waiver or reimbursement was made*. In addition, please revise the proviso in this sentence to state that PIMCO may recoup provided organizational expenses and pro rata Trustees' fees plus such recoupment do not exceed *the lesser of* the Expense Limit *at the time of waiver or reimbursement or the Expense Limit in effect at the time of recoupment*. *See* 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.72.

22. On page 32, the paragraph introducing the examples states that the examples assume, among other things, "the sales load and the offering expenses listed in the parenthetical above". Please clarify to which "parenthetical" this phrase refers.

Use of Proceeds (page 34)

23. The second sentence states that the Fund will invest substantially all of the net proceeds in investments that meet its investment objectives and policies "as soon as practicable after receipt of the proceeds." Please disclose how long it will take the Fund to invest all or substantially all of the proceeds in accordance with its investment objective with specificity (*e.g.*, 3 months). *See* Item 7.2 of Form N-2. If the time period is more than 3 months, please disclose the reason for the delay. *See* Guide 1 to Form N-2.

Portfolio Contents and Other Information — Credit Default Swaps (pages 53 - 54)

24. On page 54, the last paragraph under this section states that if the Fund sells credit default swaps, the Fund will segregate cash or liquid assets with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund). Please revise this disclosure to remove the reference to "(minus any amounts owed to the Fund)".

Management of the Fund — Management Fee (pages 84 – 85)

25. In the first paragraph, please disclose how derivatives will be valued for purposes of calculating "total managed assets".

Plan of Distribution — Purchasing Shares (pages 89 – 90)

26. The last complete sentence on page 89 states that in order to receive the current day's NAV, order instructions must be received in good order prior to market close. Please clarify the disclosure to specify the time of "market close".

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies — Derivative Instruments (pages 48 – 67)

27. On page 67, the last paragraph states that, with respect to forwards, futures contracts, options and swaps that are contractually permitted or required to cash settle, the Fund is permitted to segregate liquid assets equal to the Fund's daily marked-to-market net obligation under the derivative instrument, rather than the derivative's full notional value. Inasmuch as the staff only views this type of asset segregation as appropriate with respect to forwards and futures contracts that are contractually required to cash settle, please revise this sentence so that it only refers to forwards and futures contracts that are contractually required to cash settle.

Investment Objectives and Policies — Short-Term Investments/Temporary Defensive Strategies (page 77)

28. The disclosure states that for temporary defensive purposes, the Fund may invest up to 100% of its net assets in, among other things, credit-linked trust certificates and/or index futures contracts of similar derivative instruments. Inasmuch as the staff views only investments designed for principal protection, rather than to implement a new strategy, as appropriate

when a fund takes a temporary defensive position, please delete the reference to the instruments described above. Alternatively, please explain to us how these instruments are appropriate as investments for temporary defensive purposes.

Investment Restrictions — Fundamental Investment Restrictions (pages 78 - 79)

29. Item (1) states that the Fund will concentrate in mortgage-related assets and asset-backed instruments issued by government agencies or other governmental entities or by private originators or issuers, and other investments that the Investment Manager considers to have the same primary economic characteristics. Please explain to us why it is appropriate to treat such mortgage-related assets, asset-backed instruments and other investments that the Investment Manager considers to have the same primary economic characteristics to be in a particular industry or group of industries. *See* BlackRock Multi-Sector Income Trust ((SEC No-Action Letter) (July 9, 2013)), at text following note 3; Morgan Stanley Mortgage Securities Trust ((SEC No-Action Letter) (July 9, 2013)), at text following note 3. *See also* Guide 19 (Concentration of Investments in Particular Industries) to Form N-1A (stating that a "registrant may select its own industry classifications . . . but such classifications should not be so broad that the primary economic characteristics of companies in a single class are materially different"). We may have more comments after reviewing your response.

Investment Restrictions —Other Information Regarding Investment Restrictions (pages 79 – 80)

30. On the cover page, the disclosure under "Portfolio Contents" states that the Fund may invest in shares of other investment companies. Please disclose in this section that the Fund will consider the portfolio holdings of investment companies (whether affiliated or unaffiliated) in which it invests when it applies its own concentration policy

Signatures

31. Once the Board has been constituted (*e.g*., independent trustees appointed), please confirm that the next amendment to the Fund's registration will be executed in accordance with Section 6 of the Securities Act of 1933 ("Securities Act").

GENERAL COMMENTS

32. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

33. We note that many portions of your filing are incomplete or to be updated by amendment (*e.g.*, fee table on page 32; certain information with respect to Fund directors on pages 82 through 89; information regarding the investment management agreement, legal proceedings and portfolio managers on pages 91 through 95; anti-takeover provisions on page 113; taxation on pages 116 through 134; financial statements on page 137). We may have

additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

34. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

35. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

36. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel